

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2023

Wai Hing Lai
Chief Financial Officer
Ajia Innogroup Holdings, Ltd.
187 E. Warm Springs Road, Suite B307
Las Vegas, Nevada 89119

   Re: Ajia Innogroup Holdings, Ltd.
     Form 10-K for Fiscal Year Ended June 30, 2022
     Form 10-K for Fiscal Year Ended June 30, 2021
     Response Dated January 18, 2023
     File No. 333-206450

Dear Wai Hing Lai:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services

cc: Jessica M. Lockett, Esq.